Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:	Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 7, 2021 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 13 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory vote on the Bank’s approach to executive compensation, and AGAINST Shareholder Proposal No. 1.

1.	Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 13 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld
Janice M. Babiak	299,680,685	98.67%	4,050,330	1.33%
Sophie Brochu	301,988,463	99.43%	1,742,548	0.57%
Craig W. Broderick	302,562,672	99.62%	1,168,343	0.38%
George A. Cope	297,873,529	98.07%	5,856,768	1.93%
Stephen Dent	302,858,750	99.71%	872,265	0.29%
Christine A. Edwards	301,385,255	99.23%	2,344,442	0.77%
Martin S. Eichenbaum	302,522,147	99.60%	1,208,616	0.40%
David Harquail	302,882,265	99.73%	818,750	0.27%
Linda S. Huber	302,842,503	99.71%	888,512	0.29%
Eric R. La Flèche	301,235,814	99.18%	2,495,201	0.82%
Lorraine Mitchelmore	302,157,409	99.48%	1,573,606	0.52%
Madhu Ranganathan	301,330,217	99.21%	2,400,806	0.79%
Darryl White	302,828,132	99.71%	872,891	0.29%

2.	Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2021 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
300,775,541	95.38%	14,577,302	4.62%

3.	Advisory Vote on the Bank’s approach to Executive Compensation

A ballot was conducted to vote for the Advisory Resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For		Votes Against
288,866,869	95.11%	14,864,130	4.89%

4.	Additional Climate Change Related Report

A ballot was conducted to vote for a shareholder proposal requesting an additional climate change related report:

Votes For		Votes Against		Votes Abstain
56,282,023	18.53%	246,058,008	81.01%	1,389,923	0.46%

Dated this 7th day of April, 2021.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Corporate Secretary